October 22, 2024

Suqin Li
Chief Executive Officer
Majestic Ideal Holdings Ltd
22/F, China United Plaza
1008, Tai Nan West Street
Cheung Sha Wan, Kowloon, Hong Kong

       Re: Majestic Ideal Holdings Ltd
           Registration Statement on Form F-1
           Filed October 4, 2024
           File No. 333-282499
Dear Suqin Li:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed October 4, 2024
Certain Relationships and Related Party Transactions, page 98

1. Please update your disclosure so that it reflects the related party transactions as of the date of the prospectus. Refer to Item 7.B of Form 20-F. Currently, your disclosure is as of March 31, 2024.
General

2. We note your disclosure in the Resale Prospectus Shareholders Plan of Distribution
       section that your selling shareholders may sell their securities through use of a broker-
       dealer. Please confirm your understanding that the retention by a selling shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Please also revise to provide all required undertakings specified in Item 512 of Regulation S-K, including, but not limited to,
 October 22, 2024
Page 2

       Item 512(a)(1)(iii) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Lawrence S. Venick, Esq.